SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9c

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

HERLEY INDUSTRIES, INC.

(Name of Subject Company)

HERLEY INDUSTRIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

427398102

(CUSIP Number of Class of Securities)

John A. Thonet

Chairman of the Board

Herley Industries, Inc.

101 North Pointe Boulevard

Lancaster, Pennsylvania 17601

(717) 735-8117

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Keith E. Gottfried, Esq.

Francis E. Dehel, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103-6998

(215) 569-5532

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Schedule 14D-9 consists of Investor FAQs relating to a planned tender offer by Lanza Acquisition Co., a Delaware corporation and an indirect, wholly-owned subsidiary (“Merger Sub”) of Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share, of Herley Industries, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 7, 2011, by and among Parent, Merger Sub and the Company. The Investor FAQs was posted on the Company’s website on February 16, 2011 and the full text of the Investor FAQs appears below.

HERLEY INDUSTRIES, INC.

Investor FAQs

Questions and Answers on Proposed Transaction

with Kratos Defense & Security Solutions, Inc.

Why am I receiving this document?

As you may be aware, on February 7, 2011, Herley Industries, Inc. (“Herley”) announced that Herley has signed a definitive agreement to be acquired by Kratos Defense & Security Solutions, Inc. (“Kratos”) for $19.00 per share in cash. The transaction will be accomplished through an all-cash tender offer and a second-step merger. The purpose of this document is to provide our stockholders with some initial information pending distribution of the formal documents referred to below.

Who is offering to buy my shares?

Kratos, through its indirect wholly-owned subsidiary, Lanza Acquisition Co. (“Lanza”), will commence, no later than February 25, 2011, a tender offer to purchase all of the outstanding shares of common stock of Herley (the “Tender Offer”).

Kratos provides mission critical products, services and solutions for United States National Security. Principal products, services and solution offerings relate to and support C5ISR, weapon systems sustainment, military weapon range operations and technical services, network engineering services, information assurance and cybersecurity solutions, security and surveillance systems, and critical infrastructure security system design and integration. Kratos is headquartered in San Diego, California, with resources located throughout the U.S. and at key strategic military locations.

What do I need to do now?

There is nothing you need to do prior to receiving a formal document referred to as “The Offer to Purchase”. Once Kratos commences the Tender Offer, you will be sent The Offer to Purchase, which will describe the specific procedures you need to follow in order to tender your shares (if you choose to tender). You will have until the deadline specified in the Offer to Purchase to decide whether to tender your shares of Herley common stock, which deadline initially will be March 24, 2011. The deadline for tendering your shares may be extended if conditions to Kratos’ obligation to consummate the Tender Offer have not been satisfied as of the initial or subsequently extended deadline.

How much and in what form of payment will Kratos offer to pay for the shares of Herley common stock tendered in the Tender Offer?

Kratos has agreed to offer to pay $19.00 per share of Herley common stock (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes.

How many Shares will Kratos offer to purchase in the Tender Offer?

Kratos’ offer is to purchase all of the outstanding shares of Herley’s common stock on the terms and conditions that will be described in tender offer materials, including the Offer to Purchase that will be distributed to all Herley stockholders following the commencement of the Tender Offer.

Is there an agreement governing the Tender Offer?

Yes. The Tender Offer is governed by an Agreement and Plan of Merger, dated as of February 7, 2011 (the “Merger Agreement”), by and among Herley, Kratos and Lanza. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by Herley with the Securities and Exchange Commission (the “SEC”) on February 9, 2011.

Why is Kratos making the Tender Offer?

Kratos will make the Tender Offer as the first step in its acquisition of Herley. If Kratos consummates the Tender Offer, subject to the terms and conditions contained in the Merger Agreement, Kratos will be required to complete a merger (the “Merger”) that will result in all shares of Herley common stock being cancelled and converted into the right to receive the same cash consideration as being offered in the Tender Offer, other than shares of Herley common stock held in the treasury of Herley or its subsidiaries, shares of Herley common stock held by Kratos or its subsidiaries (including Lanza), and shares held by holders who elect to exercise appraisal rights under Delaware law. Upon consummation of the Merger, Herley will become an indirect wholly-owned subsidiary of Kratos.

When will the Tender Offer expire?

The Tender Offer will remain open for 20 business days from the date of commencement, subject to periods of extension through June 30, 2011 if the conditions to the Tender Offer have not been satisfied at the end of any Tender Offer period (subject to the parties’ termination rights under the Merger Agreement). Assuming that the Tender Offer is commenced on February 25, 2011, the Tender Offer would be scheduled to expire at 5:00 p.m., New York City time, on March 24, 2011, unless extended pursuant to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

Does the Herley Board have any recommendation as to how stockholders should respond to the Tender Offer?

After careful consideration, the Herley Board unanimously approved and declared advisable the Merger Agreement, the Tender Offer, the Merger and other transactions contemplated by the Merger Agreement. The Herley Board unanimously recommends that stockholders of Herley accept the Tender Offer and tender their Shares into the Tender Offer.

If I decide not to tender, how will the Tender Offer affect my shares?

If the Merger is consummated, then stockholders not tendering their shares in the Tender Offer will receive the same amount of cash per share that they would have received had they tendered their shares in the Tender Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you may be paid earlier if you tender your shares and that no appraisal rights will be available.

What are the most significant conditions to the Tender Offer?

The obligation of Kratos to cause Lanza to accept for payment and pay for all shares of Herley’s common stock tendered in the Tender Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including:

(i) at least a majority of the shares then outstanding, on a fully-diluted basis, having been validly tendered (and not properly withdrawn from) the Tender Offer;

(ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, subject to the terms of the Merger Agreement, other applicable competition laws;

(iii) the absence of a material adverse effect on Herley and its subsidiaries; and

(iv) other customary conditions.

Is the Tender Offer conditioned on the receipt of financing by Kratos or Lanza?

No. The completion of the Tender Offer is not contingent upon the receipt of financing by Kratos or Lanza.

Does the Merger Require Stockholder Approval?

The closing of the Merger is subject to, among other conditions, the adoption of the Merger Agreement by holders of a majority of the outstanding shares of Herley common stock, if required by applicable law. However, the parties have agreed that if, following completion of the Tender Offer, Lanza owns at least 90% of the then outstanding shares of Herley common stock, the Merger will be completed without a meeting of Herley’s stockholders pursuant to the “short-form merger” provisions of the Delaware General Corporation Law. In furtherance thereof, Lanza may, but is not required to, provide for a “subsequent offering period” in accordance with applicable law following the consummation of the Tender Offer in order to seek additional shares of Herley common stock to facilitate the consummation of the Merger using such “short-form merger” provisions.

Upon the successful consummation of the Tender Offer, will Herley continue as a public company?

No. Following the purchase of Herley shares in the Tender Offer, Kratos will seek to consummate the Merger. In the Merger, Lanza will merge with and into Herley and Herley will continue as an indirect wholly-owned subsidiary of Kratos. Following the Merger, Herley will deregister as a public company and will no longer be publicly owned.

Can I sell my shares in the market rather than sell them in the Tender Offer? And if so, do I still get $19.00 per share?

Herley stockholders may sell shares in the market at any time, subject only to limitations on trading by Herley insiders who have material non public information and Section 16 reporting requirements. The price you receive will be whatever the trading price is at the time you sell.

Can Herley stockholders also get shares in Kratos instead of cash?

No, Kratos will purchase all outstanding Herley shares for cash. If former Herley stockholders want to become stockholders in Kratos, they can buy Kratos shares which are traded on NASDAQ under the symbol KTOS.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The Tender Offer to purchase shares of Herley common stock referenced in these FAQ’s has not yet commenced, and no statement in these FAQ’s is an offer to purchase or a solicitation of an offer to sell any securities. The Tender Offer to purchase shares of Herley common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the Tender Offer (the “Tender Offer Statement”), which Lanza Acquisition Co., an indirect wholly-owned subsidiary of Kratos Defense and Security Solutions, Inc. will file with the SEC and mail to Herley stockholders. At the time the tender offer is commenced, Herley will file a Solicitation / Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). Security holders of Herley are advised to read the Tender Offer Statement and Recommendation Statement when they become available, because they will contain important information about the Tender Offer. Investors and security holders of Herley also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Kratos Defense & Security Solutions, Inc. with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by Herley Industries, Inc. (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be downloaded (when these documents become available) from Herley’s website at: http://www.Herley.com/index.cfm?act=investor; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from Herley by written request to: Herley Industries, Inc., Attn: Investor Relations, 3061 Industry Drive, Suite 200, Lancaster, PA 17603.

Forward-looking Statements:

The document included in this Schedule 14D-9 contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, provided that such safe harbor provisions are not applicable to any statements made herein in connection with a tender offer. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may,” and similar terms. Forward-looking statements in this Schedule 14D-9 include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this Schedule 14D-9 related to future results and events are based on Herley’s current expectations, estimates and projections about its industry, as well as management’s beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of Herley’s stockholders will tender their stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Herley’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by Herley, including the solicitation/recommendation statement to be filed by Herley. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, Herley undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are also urged to carefully review and consider the various disclosures in Herley’s SEC periodic and interim reports, including but not limited to its Annual Report on Form 10-K for the fiscal year ended August 1, 2010, Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010 and Current Reports on Form 8-K filed from time to time by Herley. All forward-looking statements are qualified in their entirety by this cautionary statement.